Exhibit (a)(17)

PETROCHINA COMPANY LIMITED	JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
JOINT PRESS RELEASE
Dated January 20, 2006

Withdrawal of the Listing of the H Shares of Jilin Chemical Industrial Company Limited From the Hong Kong Stock Exchange
On October 28, 2005, PetroChina Company Limited (“PetroChina”; HKSE stock code: 0857; NYSE: PTR) and Jilin Chemical Industrial Company Limited (“Jilin”; HKSE stock code: 0368; NYSE: JCC) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions, Citigroup Global Markets Asia Limited, on behalf of PetroChina, and (in the United States only) PetroChina, would make a voluntary conditional offer (the “H Share Offer”) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the “Jilin H Shares”) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the “Jilin ADSs”) for HK$280.00 per Jilin ADS, in each case not already owned by PetroChina and parties acting in concert with PetroChina.
The board of directors of Jilin announces that the listing of the Jilin H Shares will be withdrawn from the Hong Kong Stock Exchange (the “HKSE”) with effect from 9:30 a.m. (Hong Kong time) on Monday, January 23, 2006. On Friday, January 6, 2006, the New York Stock Exchange (the “NYSE”) announced the suspension of trading of the Jilin ADSs and that the NYSE would submit an application for the delisting of the Jilin ADSs to the United States Securities and Exchange Commission (the “SEC”). Upon approval by the SEC of the delisting application to be submitted by the NYSE to the SEC, the Jilin ADSs will be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
Holders of Jilin H Shares (“Jilin H Shareholders”) and holders of Jilin ADSs (“Jilin ADS Holders”) should note that as the H Share Offer has been declared unconditional in all respects on Friday, January 6, 2006, the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, February 3, 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Hong Kong Code on Takeovers and Mergers). Because of the time difference between Hong Kong and New York, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to The Bank of New York as the US tender agent by 5:00 p.m. (New York City time) on Thursday, February 2, 2006.
Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed Form of Acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, February 3, 2006.
Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach The Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, February 2, 2006.
If the H Share Offer is extended, PetroChina and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
Following February 3, 2006 (the “Final Closing Date”), Jilin will take steps to cease the maintenance of the register of the Jilin H Shares in Hong Kong with effect from February 4, 2006.
Jilin H Shareholders and Jilin ADS Holders should note that following the removal of the register of the Jilin H Shares in Hong Kong, Jilin H Shareholders and Jilin ADS Holders may be subject to taxes on dispositions of and/or any dividends or distribution paid on his/her/its Jilin H Shares and Jilin ADSs under the laws and regulations of the People’s Republic of China. Jilin H Shareholders and Jilin ADS Holders should seek independent advice of a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser in this regard.
PetroChina has preliminarily considered various possible alternatives to acquire the remaining Jilin H Shares that have not been tendered in acceptance of the H Share Offer after the Final Closing Date. However, for regulatory and other reasons, PetroChina has determined not to pursue any of these alternatives at this time. Jilin H Shareholders and Jilin ADS Holders are reminded that the listing of the Jilin H Shares will be withdrawn from the HKSE with effect from 9:30 a.m. (Hong Kong time) on Monday, January 23, 2006 and upon approval by the SEC of the delisting application to be submitted by the

NYSE to the SEC, the Jilin ADSs would be delisted from the NYSE, with effect from the date announced by the SEC in such approval.
In the event that the H Share Offer is not extended, the Final Closing Date will be Friday, February 3, 2006. Jilin H Shareholders and Jilin ADS Holders who have yet to tender their acceptances of the H Share Offer should do so before the Final Closing Date if they do not wish to hold Jilin H Shares that will not be listed on any stock exchange.
Following the Final Closing Date, any Jilin H Shareholder who has any queries in relation to any administrative issues concerning his/her/its Jilin H Shares should contact Hong Kong Registrars Limited by telephone at +852 2862 8628 or at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.
Following the Final Closing Date, any Jilin ADS Holder who has any queries in relation to any administrative issues concerning his/her/its Jilin ADSs should contact The Bank of New York, ADR Department, by telephone at +1-888-269-2377 or at 101 Barclay Street 22nd Floor West, New York, New York 10286.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.